SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

10 January 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)
5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Index to Exhibits
Item

No.1
Regulatory News Service Announcement, dated 10 January 2018

                re: Directorate Change

10 January 2018

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14

In accordance with Listing Rule 9.6.14R Lloyds Banking Group plc announces that Simon Henry, an independent Non-Executive Director of the Company, was appointed as an Independent Non-Executive Director of PetroChina Company Limited on 8 June 2017. PetroChina Company Limited is listed on the New York, Hong Kong and Shanghai Stock Exchanges.

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 10 January 2018